July 21, 2020

VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jennifer Hardy

RE:	Hedge Fund Guided Portfolio Solution

(File Nos. 333-232800 and 811-23347)

Dear Ms. Hardy:

This letter is in response to the comments (“Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed by telephone on July 13, 2020, with respect to the registration statement filed under the Securities Act of 1933, as amended (the “1933 Act”), and under the Investment Company Act of 1940, as amended (the “1940 Act”), by Hedge Fund Guided Portfolio Solution (the “Registrant”) on June 1, 2020 (the “Registration Statement”).

Please find Registrant’s responses to the Comments below, which accompany an amended Registration Statement, which includes the Registrant’s annual audited financial statements. We believe the disclosure changes and supplemental responses discussed in this letter and reflected in the Registration Statement are fully responsive to the Staff’s comments and resolve any matters raised.

The Registrant intends formally to request acceleration of effectiveness of the Registration Statement to July 30, 2020.

We have, for the convenience of the Staff, repeated below the Comments followed by Registrant’s response. Defined terms not defined herein have the same meanings as used in the Registration Statement.

General Comments

1.

Comment: The Staff notes that the Registration Statement has omitted information throughout the Registration Statement (e.g., the annual expense example and financial highlights, among others). The Staff is reserving its review of those sections until an amendment with this information is filed and may have comments on the information.

Response: The Registrant acknowledges the Staff’s comment.

2.

Comment: Please file a response to the Staff’s comments on EDGAR. If the Registrant files its response before filing its amended Registration Statement, please ensure the response includes the disclosure changes the Registrant intends to make in response to Staff comments, which may be done by including in the correspondence filing the pages with the revised disclosure or by clearly indicating in the letter how the disclosure has been revised. The Staff notes that where a comment is made in one place in the Registration Statement, such comment is also applicable to other similar or identical sections.

Response: The Registrant acknowledges the Staff’s comment.

U.S. Securities and Exchange Commission

July 21, 2020

3.	Comment: Under the heading “Calculation of Registration Fee under the Securities Act of 1933,” please explain supplementally the basis for including two tables.

Response: Supplementally, the Registrant notes that two tables were included in error by the printer. The Registrant will clarify.

Prospectus Comments

4.

Comment: Under the heading “Investment Program,” please discuss the Registrant’s unfunded commitment strategy. In this regard, the Staff notes the inclusion of Capital Call Structure Risk under the heading “Additional Risk Factors.”

Response: The Registrant notes that investing in Investment Funds (as defined in the Registration Statement) that require the Registrant to commit to fund future investments in such Investment Funds (“Unfunded Commitments”) is not a principal investment strategy of the Registrant. The Registrant further notes that it is not a fund of private equity funds and, to the extent the Registrant invests in Investment Funds that require Unfunded Commitments, such investments will be de minimis. However, as the Registrant does not include risk disclosure in its Statement of Additional Information (“SAI”), the Registrant has included disclosure relating to the risks of a capital call structure in the “Additional Risks Factors” section of the prospectus. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

5.

Comment: Under the heading “Risk Factors” in the “Summary of Terms,” please add disclosure summarizing the Capital Call Structure Risk discussed under the heading “Additional Risk Factors,” including the possibility of the forfeiture of the entire investment in private funds. Please confirm supplementally that the Registrant reasonably believes its assets will provide adequate cover to allow it to satisfy all Unfunded Commitments. Please also provide supplementally a general explanation as to why the Registrant believes it can cover its commitments (e.g., lines of credit, strategy for sale of assets).

Response: With respect to including additional disclosure, please refer to the Registrant’s response to Comment 4. Supplementally, the Registrant confirms that it reasonably believes its assets will provide adequate cover to allow it to satisfy all Unfunded Commitments and would fund any such Unfunded Commitments with lines of credit, cash on hand or asset sales without regard to future sales of shares of the Registrant.

6.

Comment: Under the heading “Purchasing Shares,” please update the disclosure to clarify to which shares and eligibility requirements the Registrant is referring. Please also revise the disclosure to state clearly the eligibility terms and whether the conversions take place automatically or with prior notice. The Staff notes that this comment applies to similar disclosure that appears elsewhere in the Registration Statement.

Response: The Registrant will revise the disclosure to state that “Any such Shareholder will receive prior notice of the proposed conversion.” In addition, the Registrant will include the following disclosure under the heading “Purchasing Shares” and elsewhere as applicable in the prospectus:

U.S. Securities and Exchange Commission

July 21, 2020

Class A shares are eligible for purchase by investors through brokerage accounts maintained with intermediaries. Class I shares are eligible for purchase by individual investors and institutions purchasing Class I shares through a financial intermediary or platform that has entered into a servicing or selling agreement with the Distributor and where such investor compensates such intermediary directly through means of a managed account program, wrap account or similar arrangement, or from the Distributor directly.

7.

Comment: In the introductory paragraph above the example table provided under the heading “Summary of Fund Expenses,” please revise the disclosure to reflect that the figures shown assume shares are held rather than sold during the period.

Response: The Registrant has revised the disclosure as follows:

You would pay the following fees and expenses on a $1,000 investment in the Fund, assuming a 5% annual return and that such shares are held rather than sold during the period reflected.

8.

Comment: The Staff notes that the Annual Report is incorporated by reference. Accordingly, please hyperlink pursuant to the FAST Act in each place where the Registration Statement states that a document is incorporated by reference (e.g., under the heading “Financial Highlights”).

Response: The Registrant will make the requested change.

9.	Comment: Under the heading “Investment Strategy,” please also discuss the Registrant’s unfunded commitment strategy.

Response: Please refer to the Registrant’s response to Comment 4.

10.

Comment: Under the heading “General” in the “Types of Investments and Related Risk Factors” section, please explain supplementally why disclosure is included referencing the possibility that a portfolio of an Investment Manager may be concentrated in securities of a single issuer or issuers in a single industry. The Staff notes that the Registrant has a concentration policy that the Fund will not invest in an Investment Fund concentrated in a particular industry.

Response: Supplementally, the Registrant notes that the disclosure is fully consistent with its fundamental investment policy regarding concentration and further notes that such policy clearly states that Registrant will not invest 25% or more of the value of its total assets in Investment Funds that focus on investing in any single industry. Thus, consistent with the Registrant’s concentration policy, the Registrant may invest up to 25% of its total assets in Investment Funds that focus on investing in a single industry.

Comment: Under the heading “Bonds and Other Fixed Income Securities” in the “Types of Investments and Related Risk Factors” section, please update this disclosure and interest rate disclosure throughout the Registration Statement in light of the novel coronavirus pandemic (“COVID-19”) and current market conditions. Please also include disclosure regarding the current historically low interest rates and government intervention in response to COVID-19, including but not limited to the economic stimulus and asset buy-back programs.

U.S. Securities and Exchange Commission

July 21, 2020

Response: In response to the Staff’s comment, the Registrant has added the following disclosure under the heading “Additional Risk Factors—Uncertain Economic, Social and Political Environment:”

The United States has responded to the COVID-19 (Coronavirus) pandemic and resulting economic distress with fiscal and monetary stimulus packages. In late March 2020, the government passed the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), a stimulus package providing for over $2.2 trillion in resources to small businesses, state and local governments, and individuals that have been adversely impacted by the COVID-19 (Coronavirus) pandemic. In addition, in mid-March 2020 the U.S. Federal Reserve (“Fed”) cut interest rates to historically low levels and has promised unlimited and open-ended quantitative easing, including purchases of corporate and municipal government bonds. The Fed also enacted various programs to support liquidity operations and funding in the financial markets, including expanding its reverse repurchase agreement operations, adding $1.5 trillion of liquidity to the banking system; establishing swap lines with other major central banks to provide dollar funding; establishing a program to support money market funds; easing various bank capital buffers; providing funding backstops for businesses to provide bridging loans for up to four years; and providing funding to help credit flow in asset-backed securities markets. The Fed also plans to extend credit to small- and medium-sized businesses.

11.	Comment: Under the heading “Investment Program,” please update the disclosure on collateralized debt obligations (“CDOs”) to reference current conditions, including the impact of COVID-19.

Response: The Registrant will revise the disclosure as follows:

The CDO market experienced significant disruptions in 2008-2009 due to the sharply increased default rates on sub-prime and other mortgages. The current economic conditions due to the novel coronavirus pandemic (COVID-19) may have similar effects. Similar disruptions may recur.

12.	Comment: Under the heading “Master Limited Partnership Risk” in the “Types of Investments and Related Risk Factors” section, please update the disclosure to include the impact of current oil prices.

Response: The Registrant believes the disclosure addresses the potential impact of changes in oil prices:

MLPs in which an Investment Fund may invest operate oil, natural gas, petroleum, or other facilities within the energy sector. As a result, an Investment Fund will be susceptible to adverse economic, environmental, or regulatory occurrences impacting the energy sector.

Therefore, the Registrant respectfully declines to make any changes in response to this comment.

13.

Comment: The Staff notes that the Registrant has a concentration policy that the Fund will not invest in an Investment Fund concentrated in a particular industry. Please update the disclosure under the heading “Investment Fund Concentration Risk” to be consistent with this concentration policy.

U.S. Securities and Exchange Commission

July 21, 2020

Response: Please refer to the Registrant’s response to Comment 10.

14.

Comment: In addition to summarizing the Capital Call Structure Risk pursuant to Comment 5, please also add disclosure regarding the Capital Call Structure Risk under the heading “Investment Program” under the “Summary of Terms.”

Response: Please refer to the Registrant’s response to Comment 4.

15.

Comment: Under the heading “Uncertain Economic, Social, and Political Environment” in the “Additional Risk Factors” section, please update the disclosure to discuss the current historically low interest rates.

Response: Please refer to the Registrant’s response to Comment 11.

16.

Comment: Also under the heading “Uncertain Economic, Social, and Political Environment” in the “Additional Risk Factors” section, please update the disclosure regarding central banks stimulating economic growth to discuss recent actions taken by the Federal Reserve and central banks.

Response: Please refer to the Registrant’s response to Comment 11.

17.	Comment: Under the heading “Compensation Structure,” please briefly describe the incentive plan referenced in this section.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as follows:

Richter and Meyers have each been granted incentive compensation awards tied to the performance of certain GCMLP-Managed Accounts, other than the Fund. Additionally, Messrs. Richter, Meyers and Leimetter participate indirectly in a management incentive plan that is tied to the carried interest received by the Firm, which interest does not include the Fund.

18.	Comment: Please provide the information required by Item 10.1.e.3 about how investors may obtain additional information about the dividend reinvestment plan referenced in the “Distributions” section.

Response: The Registrant has added the following disclosure:

All correspondence or requests for additional information about the DRP should be directed to GCM Grosvenor at clientservices@gcmlp.com, or by calling (855) 426-9321.

SAI Comments

19.	Comment: Under the heading “Outstanding Securities,” please update the information to be current within 90 days of the filing of the Registration Statement or amendment pursuant to Item 10.5.

Response: The Registrant will make the requested change.

U.S. Securities and Exchange Commission

July 21, 2020

Part C Comments

20.	Comment: The Staff notes that the Registrant’s signature page must be signed by the principal accounting officer or comptroller (see Section 6(a) of the 1933 Act).

Response: In response to the Staff’s comment, the Registrant represents that the chief financial officer is the principal accounting officer of the Registrant and the signature page conforms to Section 6 of the 1933 Act.

Thank you for your attention to these matters. If you have any questions regarding these responses, please feel free to call me at (617) 951-9053 or George Zornada at (617) 261-3231.

Sincerely,

/s/ Abigail P. Hemnes

Abigail P. Hemnes

cc:	Michael Sullivan, Chief Compliance Officer of the Registrant

George J. Zornada, K&L Gates LLP